UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Determination of the Share Allottees of First Series Class 5 Preferred Shares

Tokyo, November 14, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi “MUFG”) hereby announces that the share allottees and the number of shares to be allotted for the first series class 5 preferred shares (the “Preferred Shares”) of MUFG that were resolved to be issued at the meeting of the Board of Directors held on October 27, 2008, has been determined as set forth below.

PARTICULARS

1.	Share Allottees and Number of Shares to be Allotted for the First Series Class 5 Preferred Shares

Share allottees	Number of shares to be allotted	Aggregate amount to be paid
Nippon Life Insurance Company	40,000,000 shares	JPY 100,000,000,000
Meiji Yasuda Life Insurance Company	40,000,000 shares	JPY 100,000,000,000
TAIYO LIFE INSURANCE COMPANY	20,000,000 shares	JPY 50,000,000,000
DAIDO LIFE INSURANCE COMPANY	20,000,000 shares	JPY 50,000,000,000
Tokio Marine & Nichido Fire Insurance Co., Ltd.	20,000,000 shares	JPY 50,000,000,000
NIPPONKOA Insurance Company, Limited	12,000,000 shares	JPY 30,000,000,000
Aioi Insurance Company, Limited	4,000,000 shares	JPY 10,000,000,000
Total	156,000,000 shares	JPY 390,000,000,000

2.	Reason for Selecting Share Allottees, etc.

(1)	Outline of Share Allottees

As set forth in the Attachment.

(2)	Reason for Selecting Share Allottees

MUFG determined the share allottees who are major institutional investors and understand MUFG’s aim of enhanced stabilization of its financial base and further corporate growth as a global financial group by implementing this capital reinforcement.

(3)	Policy of Share Allottees

MUFG understands that the share allottees as major institutional investors will hold the shares basically for the mid-to-long term.

This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred securities. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred securities will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

3.	Major Shareholders and their Shareholding Ratios after Offering

First Series Class 5 Preferred Shares

Before the offering (as of September 30, 2008)	After the offering
Not applicable	Nippon Life Insurance Company	25.64%
	Meiji Yasuda Life Insurance Company	25.64%
	TAIYO LIFE INSURANCE COMPANY	12.82%
	DAIDO LIFE INSURANCE COMPANY	12.82%
	Tokio Marine & Nichido Fire Insurance Co., Ltd.	12.82%
	NIPPONKOA Insurance Company, Limited	7.69%
	Aioi Insurance Company, Limited	2.56%

*         *          *

Contact:

Mitsubishi UFJ Financial Group, Inc.                                Public Relations Division                                81-3-3240-7651

This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred securities. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred securities will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

Outline of Share Allottees (As of March 31, 2008)	Attachment

a.	Trade name	Nippon Life Insurance Company

b.	Business purposes	Life insurance business

c.	Location of headquarters	3-5-12 Imabashi, Chuo-ku, Osaka

d.	Title and name of representative	Kunie Okamoto, President

e.	Funds	JPY 900,000 million (including the contingency reserve)

f.	Major shareholders and their shareholding ratios	Not applicable.

g.	Relationship between share allottees and MUFG	Capital relationship

Number of shares of MUFG that are held by the share allottees:

Common Stock         280,011,699 shares

First Series Class 3 Preferred Shares    20,000,000 shares

Number of shares of the share allottees that are held by MUFG:        Not applicable.

		Personnel relationship	Kunie Okamoto, the President and Representative Director of the share allottees, is concurrently serving as the external auditor of MUFG

		Business relationship	Not applicable.

		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	6,839,468	6,514,099	6,509,497
Ordinary income (million JPY)	443,793	330,606	311,714
Current net surplus (million JPY)	229,830	300,274	276,441

a.	Trade name	Meiji Yasuda Life Insurance Company

b.	Business purposes	Life insurance business

c.	Location of headquarters	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

d.	Title and name of representative	Kenji Matsuo, Director, President and Representative Executive Officer

e.	Funds	JPY 410,000 million (including the contingency reserve)

f.	Major shareholders and their shareholding ratios	Not applicable.

g.	Relationship between share allottees and MUFG	Capital relationship

Number of shares of MUFG that are held by the share allottees:

Common Stock        138,639,341 shares*

First Series Class 3 Preferred Shares    40,000,000 shares

Number of shares of the share allottees that are held by MUFG:        Not applicable.

		Personnel relationship	Not applicable.

		Business relationship	Not applicable.

		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	3,766,051	3,458,848	3,551,816
Ordinary income (million JPY)	289,913	307,869	189,893
Current net surplus (million JPY)	226,074	241,417	163,182

*	In addition to these shares, Meiji Yasuda Life Insurance Company has entrusted 175,000,000 shares of Common Stock for the retirement benefit trust for which shares the company retains the right to instruct the trustee’s exercise of voting rights.

a.	Trade name	TAIYO LIFE INSURANCE COMPANY

b.	Business purposes	Life insurance business

c.	Location of headquarters	1-2-3 Kaigan, Minato-ku, Tokyo

d.	Title and name of representative	Katsuro Oishi, President

e.	Capital stock	JPY 37,500 million

f.	Major shareholders and their shareholding ratios	T&D Holdings, Inc.	100%

g.	Relationship between share allottees and MUFG	Capital relationship	Number of shares of MUFG that are held by the share allottees: Common Stock 38,795,700 shares Number of shares of the share allottees that are held by MUFG: Not applicable.
		Personnel relationship	Not applicable.
		Business relationship	Not applicable.
		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	1,076,418	1,012,017	1,000,341
Ordinary income (million JPY)	46,954	51,662	57,038
Current net income (million JPY)	6,319	13,416	12,044
Current net income per share (JPY)	4,185.08	8,944.39	8,029.34
Dividends per share (JPY)	3,054.00	4,072.00	5,234.00
Shareholders’ equity per share (JPY)	279,020.59	287,061.52	169,554.13

a.	Trade name	DAIDO LIFE INSURANCE COMPANY

b.	Business purposes	Life insurance business

c.	Location of headquarters	1-2-1 Edobori, Nishi-ku, Osaka-shi, Osaka

d.	Title and name of representative	Haruo Kuramochi, President

e.	Capital stock	JPY 75,000 million

f.	Major shareholders and their shareholding ratios	T&D Holdings, Inc.	100%

g.	Relationship between share allottees and MUFG	Capital relationship

Number of shares of MUFG that are held by the share allottees:

Common Stock        67,111,474 shares

Class 12 Preferred Shares    11,300,000 shares

Number of shares of the share allottees that are held by MUFG:        Not applicable.

		Personnel relationship	Not applicable.
		Business relationship	Not applicable.
		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	1,062,452	1,061,817	1,136,330
Ordinary income (million JPY)	99,445	121,247	104,665
Current net income (million JPY)	39,099	43,157	30,456
Current net income per share (JPY)	26,004.80	28,771.58	20,304.51
Dividends per share (JPY)	5,977.00	6,602.00	5,439.00
Shareholders’ equity per share (JPY)	393,419.43	403,193.21	249,606.91

a.	Trade name	Tokio Marine & Nichido Fire Insurance Co., Ltd.

b.	Business purposes	Property and casualty insurance business

c.	Location of headquarters	2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

d.	Title and name of representative	Shuzo Sumi, President

e.	Capital stock	JPY 101,994 million

f.	Major shareholders and their shareholding ratios	Millea Holdings, Inc. (currently Tokio Marine Holdings, Inc.)	100%

g.	Relationship between share allottees and MUFG	Capital relationship

Number of shares of MUFG that are held by the share allottees:

Common Stock        72,054,936 shares

First Series Class 3 Preferred Shares    40,000,000 shares

Number of shares of the share allottees that are held by MUFG:        Not applicable.

		Personnel relationship	Not applicable.
		Business relationship	Insurance
		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	2,368,414	2,404,312	2,400,487
Ordinary income (million JPY)	166,080	156,332	183,974
Current net income (million JPY)	122,180	96,448	122,992
Current net income per share (JPY)	78.84	62.23	79.36
Dividends per share (JPY)	133.45	141.33	68.42
Shareholders’ equity per share (JPY)	1,998.49	1,985.48	1,501.34

a.	Trade name	NIPPONKOA Insurance Company, Limited

b.	Business purposes	Property and casualty insurance business

c.	Location of headquarters	3-7-3 Kasumigaseki, Chiyoda-ku, Tokyo

d.	Title and name of representative	Makoto Hyodo, President and Chief Executive Officer

e.	Capital stock	JPY 91,249 million

f.	Major shareholders and their shareholding ratios	State Street Bank and Trust Company (Standing proxy agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department)	19.35%

		NIPPON EXPRESS CO., LTD.	4.35%

		The Joyo Bank, Ltd.	3.06%
		(Standing proxy agent: The Master Trust Bank of Japan, Ltd.)

		JP Morgan Chase Bank 380055 (Standing proxy agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department)	3.05%

		Mellon Bank, N.A. Treaty Clients Omnibus (Standing proxy agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	2.75%

		TAIYO LIFE INSURANCE COMPANY	2.23%

		The Chiba Bank, Ltd.	2.08%

		Japan Trustee Services Bank, Ltd. (Trust account)	2.06%

		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.05%

		NAIGAI STEAM SHIP CO., LTD.	2.00%

g.	Relationship between share allottees and MUFG	Capital relationship	Number of shares of MUFG that are held by the share allottees: Common Stock 22,110,730 shares Number of shares of the share allottees that are held by MUFG: Not applicable.
		Personnel relationship	Not applicable.
		Business relationship	Insurance
		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	941,026	964,648	936,846
Ordinary income (million JPY)	26,798	24,538	16,769
Current net income (million JPY)	13,273	13,425	7,877
Current net income per share (JPY)	16.31	16.75	10.19
Dividends per share (JPY)	7.50	7.50	7.50
Shareholders’ equity per share (JPY)	982.71	955.82	704.15

a.	Trade name	Aioi Insurance Company, Limited

b.	Business purposes	Property and casualty insurance business

c.	Location of headquarters	28-1, Ebisu 1-chome, Shibuya-ku, Tokyo

d.	Title and name of representative	Tadashi Kodama, Representative Director and President

e.	Capital stock	JPY 100,005 million

f.	Major shareholders and their shareholding ratios	TOYOTA MOTOR CORPORATION	33.40%

		State Street Bank and Trust Company (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	6.16%

		The Master Trust Bank of Japan, Ltd. (Trust account)	5.41%

		Japan Trustee Services Bank, Ltd. (Trust account)	3.24%

		Japan Trustee Services Bank, Ltd. (Trust account 4)	1.48%

		Aioi Insurance Company, Limited, Employees’ Stock-Holding Association	1.39%

		BBH 493025 Black Rock Global Allocation (Standing proxy agent: Sumitomo Mitsui Banking Corporation)	1.39%

		Danske Bank Clients Holdings (Standing proxy agent: The Hongkong and Shanghai Banking Corporation Limited)	1.37%

		CBNY-Third Avenue Trust - The Third Avenue Value Fund (Standing proxy agent: Citibank Japan Ltd.)	1.20%

		The Bank of New York (Luxembourg) S.A. Non-treaty Account (Standing proxy agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.08%

g.	Relationship between share allottees and MUFG	Capital relationship	Number of shares of MUFG that are held by the share allottees: Common Stock 7,629,980 shares Number of shares of the share allottees that are held by MUFG: Not applicable.
		Personnel relationship	Not applicable.
		Business relationship	Insurance
		Related-party relationship	Not applicable.

h.	Business results for past three years

Fiscal year	March 2006	March 2007	March 2008
Ordinary revenue (million JPY)	999,452	999,623	1,058,424
Ordinary income (million JPY)	24,904	29,808	4,431
Current net income (million JPY)	19,750	18,874	7,171
Current net income per share (JPY)	26.95	25.69	9.76
Dividends per share (JPY)	10.00	10.00	10.00
Shareholders’ equity per share (JPY)	858.77	855.93	600.59